EX-99.(p)(3)

Dividend Assets Capital, LLC

Code of Ethics

Effective February 1, 2017

Dividend Assets Capital, LLC (“DAC”) has adopted this Code of Ethics (“Code”) in accordance with Rule 204A-1 under the Investment Advisers Act of 1940 (“Advisers Act”). The Code is designed to ensure that the high ethical standards, long maintained by DAC, continue to be applied. Among the purposes of the Code are to: (1) educate employees regarding DAC’s expectations and the laws governing their conduct; (2) remind employees that they are in the position of trust and must act with complete propriety at all times; (3) guard against violations of the federal securities laws; (4) protect the firm’s clients by deterring misconduct; and (5) establish procedures for employees to follow so that DAC can assess whether our employees are complying with the firm’s ethical principles. The provisions of the Code are not all-inclusive. Rather, they are intended as a guide for employees of DAC in their conduct.

STATEMENT OF GENERAL PRINCIPLES

As a fiduciary to our clients, DAC owes our clients the utmost duty of loyalty, good faith and fair dealing, which means that each employee and officer (“employee” or “you”) has the duty to act with honesty, good faith and solely in the best interest of its clients. While this principle extends to a broad range of actions and practices, to fulfill its responsibility as a fiduciary, DAC has adopted general principles as part of the Code and expects its employees to adhere to these principles when acting on behalf of the firm or in any other capacity that affects the interests of DAC’s clients. The general principles adopted by DAC for the firm and its personnel include, but are not limited to, (1) putting the clients’ interest first at all times; (2) conducting all personal securities transactions in such a manner to be consistent with the Code and to avoid any actual or potential conflict of interest or any abuse of an employee’s position of trust and responsibility; (3) not taking inappropriate advantage of their position; (4) treating all client information as confidential, and (5) maintaining independence in the investment decision-making process.

It is important to note that the principles outlined above govern all employee’s conduct, whether or not the conduct is covered by more specific standards and procedures discussed below. We expect all of our employees and officers to abide by the Code in both word and spirit. Failure to abide by the Code is a serious matter which may result in disciplinary action, up to and including termination. If any employee or officer is uncertain about any provision of the Code s/he is advised to consult with the firm’s Chief Compliance Officer (“CCO”).

DAC Code of Ethics	Effective February 1, 2017

SCOPE OF THE CODE

A.	Persons Covered by the Code

The Code in its entirety applies to all DAC employees and officers (“supervised persons”). As such, they are bound by the principles and provisions of the Code. In addition, certain sections of the Code that pertain to personal securities transactions apply to “access persons”. An “access person” is any person who might have knowledge of pending or actual recommendations or actions that may be made on behalf of DAC clients or related parties. Given the intimate size of DAC, it is understood that all employees of DAC are considered access persons, as well as any immediate family member of the employee living in the employee’s household. (Immediate family includes: spouse, partner, parents, parents-in-law, grandparents, grandparents-in-laws, siblings, siblings-in-law, children, grandchildren and/or adoptive relationships.)

In addition, the requirements for personal securities transactions and reporting requirements found below in the Standards of Business Conduct, include any account in which the employee has a direct or indirect pecuniary interest, i.e., where you have the opportunity, directly or indirectly, to profit or share in the profit derived from the transaction of a security in the account. In addition these requirements may also apply where the access person holds such a position where s/he has the ability to decide which securities are purchased and sold. Following are examples that may also apply where the access person:

•	is director of a non-profit Board or the member of a non-profit Investment Committee that does not use an outside advisor or consultant for the investment decision process;

•	has an interest in a general partnership of a limited partnership;

•	has an interest as a manager/member of an account held by a limited liability company;

•	is a trustee where either the employee or members of the employee’s immediate family living in the employee’s household has a vested interest in the principal or income of a trust;

•	has ownership of a vested beneficial interest in a trust;

•	manages a family related account where the family member does not reside with the employee and has not signed an advisory agreement with DAC or other advisor.

B.	Securities Covered by the Code

Securities covered by the Code include any “reportable security” as defined by Rule 204A-1 of the Advisers Act. The term “reportable security” as used by the Code is very broad and means any stock, bond, future, investment contract or other instrument that is considered a “security” under the Advisers Act. Employee stock ownership through DAC’s ESOP is included in the definition of reportable security. The term “reportable security” does not include direct obligations of the U.S. government, bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt obligations, including repurchase agreements, shares issued by money market funds, and open-end mutual funds (with the exception of shares of any registered open-end mutual fund managed or sub-advised by DAC purchased or sold though the access persons personal trading accounts).

DAC Code of Ethics	Effective February 1, 2017

STANDARDS OF BUSINESS CONDUCT

DAC places the highest priority on maintaining its high ethical standards, and the firm’s excellent name and reputation continues to be a direct reflection of the conduct of each employee. The following Standards of Business Conduct set forth policies and procedures designed to ensure these standards continue to be applied and upheld. As such, DAC and its employees must comply with all applicable federal securities laws including, but not limited to, Section 206 of the Advisers Act, which makes it unlawful for you or the firm to employ any device, scheme or artifice to defraud any client or prospective client, or to engage in fraudulent, deceptive or manipulative conduct. This Code contains provisions reasonably designed to detect and prevent violations of the Code, various provisions of the Advisers Act and rules thereunder.

A.	Personal Securities Transactions

DAC has adopted the following principles governing personal investment activities that apply to all access persons and for those accounts where the access person is deemed to be a beneficial owner (as defined above). These transactions must be subordinate and not adverse to transactions of DAC clients and the firm acting on behalf of its clients. Therefore, to ensure that DAC clients have priority and to remove actual or potential conflicts of interest, the following procedures for personal securities transactions have been adopted and implemented by DAC.

Permitted Transactions Requiring Preclearance:

All access persons are prohibited from the purchase or sale of reportable security without preclearing the transaction first through Financial Tracking. Investments that do not need pre-clearance approval include ETFs (excluding ETFs issued by an investment company where DAC is the subadvisor), U.S. Treasury instruments, Government/Agency bonds, money market instruments or open-end mutual funds (excluding those where DAC is the manager or sub-adviser to the fund).

Generally, Financial Tracking will automatically approve a trade where the market capitalization of the company is at least $5 billion and the trade is no greater than $25,000. If you request a preclearance for the same trade within 7 days, your preclearance request will be denied. By setting the threshold for the trade and limiting the frequency, DAC believes that the trade will not move the market or otherwise negatively impact any of our clients.

If you would like to make a trade that falls outside of the de minimus requirements above, Financial Tracking will not automatically approve the transaction. Once Compliance is notified of your request through Financial Tracking and if any of the following applies to your trade, your request will generally be denied:

(1) if there is a pending purchase or sale order for any client; or

(2) the security has been purchased or sold by any client within the previous 7 days; or

(3) the security you would like to sell is held by any of our clients and the entire position is being considered for sale within the next 7 days; or

DAC Code of Ethics	Effective February 1, 2017

(4) the security you would like to purchase is not yet held by DAC clients but is being considered as a new name to add to one of DAC’s investment strategies within the next 7 days; or

(5) the security is on a Restricted List which may include, but is not limited to, DAC’s investible universe, DAC watch lists (securities in the model), specific securities currently under review by individual Research Analysts, or any security that the CCO has deemed to be restricted.

Exempt Transactions:

The prohibitions and preclearance requirements on purchases and sales of securities do not apply to:

(1) Purchases or sales effected in any account over which the access person has no direct or indirect influence or control;

(2) Transactions effected pursuant to an automatic investment plan;

(3) Purchases or sales that are non-volitional on part of the access person, such as securities acquired as the result of a spin-off of an entity from a company owned in their account, or the involuntary sale of the security due to a merger.

Ban on Short-Term Trading:

No access person may profit from the purchase and sale, or sale and purchase, of the same (or equivalent) security within 60 calendar days. For funds where DAC is the manager or sub-adviser, the holding period may be longer depending on the requirements of the fund. In addition, the prohibition to sell may be waived by the CCO in the event of significant life events, such as purchasing a home, paying medical expenses or educational expenses. However, a preclearance request must include a description of the significant life event and must be submitted and approved before engaging in any such sale transaction. The CCO may request additional information as deemed necessary before approving the requested transaction and delay the transaction depending on any clients’ trades.

IPOs and Private Placements:

Initial Public Offerings (IPOs) are generally not permitted. Private Placements or Limited Offerings must be submitted through Financial Tracking and a copy of the offering memorandum must be provided to the CCO in advance of compliance approval. Subsequent investment must also be pre-cleared.

Ban on Short Sales:

No access person may sell short any security that is held by any of DAC’s clients. (Selling short is the sale of a security that is not owned by the seller, or that the seller has borrowed.)

Personal Securities Transactions and Holdings Reporting Requirements:

Initial Report – All Access Persons must provide the CCO or other designated person, a complete Initial Holdings Report no later than 10 days after the person is deemed an access person. The Initial Holdings Report must include the following information:

DAC Code of Ethics	Effective February 1, 2017

•	The title and exchange ticker symbol or CUISP number, type of security, number of shares and principal amount (if applicable) of each reportable security in which the access person had any direct or indirect beneficial interest ownership when the person becomes an Access Person;

•	The name of any broker, dealer or bank with which the access person maintains an account where the securities are held for the Access Person’s direct or indirect benefit; and

•	The date the Access Person submits the report.

•	The Information must be current as of a date no more than 45 days prior to the date of becoming an access person.

Annual Report – Every Access Person must also provide the CCO or another designated person, an Annual Holdings Report containing the same information required in the Initial Holdings Report. The information must be current no later than 45-days before the annual report is submitted, which would be February 14 in the case of DAC.

As mentioned previously, DAC utilizes Financial Tracking for the preclearance, reporting and record keeping requirements of the Code. As such, all Access Persons are required to ensure that all personal accounts that fall under the Code are reported using Financial Tracking. The CCO, or designee, will review each individual’s personal holding report to ensure all investment accounts covered by the Code is on-boarded to Financial Tracking via electronic feed. Due to the number of accounts DAC is required to monitor, all new employees must have their personal trading accounts set up with brokers who provide electronic feeds to Financial Tracking. For DAC legacy employees if the investment account cannot be electronically fed to Financial Tracking, the Access Person is responsible for having duplicate statements and confirms sent directly to the CCO, or designee.

Access persons may also use an independent adviser to manage their account(s) on a discretionary basis. The Holdings Reporting requirements also apply to these accounts and DAC may ask the adviser to periodically certify that the Access Person was not involved in any investment decisions for these accounts.

Monitoring of Personal Securities Transactions and Holdings:

The CCO or designee will monitor and review all reports required under the Code for compliance with DAC’s policies and applicable SEC rules and regulations (the CCO’s reports will be reviewed by the Director of Compliance or other designated officer). The CCO or designee shall at least annually identify all Access Persons who are required to file reports pursuant to the Code and will inform such supervised persons of their obligations.

B.	Prohibition Against Insider Trading

Trading securities while in the possession of material non-public information, or improperly communicating that information to others, may expose supervised persons and DAC to stringent penalties. Civil penalties imposed by the SEC can be up to three times the amount of profits gained or losses avoided, and/or an order permanently barring you from the securities industry. Criminal sanctions can include penalties up to $5 million for individuals ($25 million for entities) and/or 20 years of imprisonment.

DAC Code of Ethics	Effective February 1, 2017

The rules contained in this Code apply to securities trading and the handling of information by supervised persons of DAC and their immediate family members.

The law prohibiting insider trading is unsettled and continuously developing. If you have any doubts about whether you are in possession of material non-public information, consult the CCO before taking any action or speaking to others regarding the information in question.

1.	What is Material Information?

Information is material where there is a substantial likelihood that a reasonable investor would consider important in making investment decisions. Generally, this includes any information that would have a substantial effect on the prices of a company’s securities. For example, dividend changes, earnings estimates, changes in previously released earnings estimates, significant merger and acquisition proposals or agreements, major litigation, etc., may be material information. The determination of whether information is material involves a highly fact-specific inquiry; therefore, you should direct any question you have about whether information is material to the CCO.

2.	What is Nonpublic Information?

Information that has been effectively communicated to the marketplace is “public” information. For example, information filed with the SEC, or appearing in a publication for general circulation or on a website of a media outlet is considered public. Likewise, any information that has not been effectively communicated to the marketplace is “nonpublic” information.

Contact with public companies may represent an important part of DAC’s research, investment and client service efforts. Difficult legal issues arise, when in the course of these contacts, a supervised person becomes aware of material non-public information. This could happen for example, if a company’s CFO or the investor relations office, inadvertently discloses non-public material information.

3.	Identifying Inside Information

If you believe you may possibly have inside information, before you execute any trade for clients, yourself or for others, you should take the following steps:

•	Report the information and proposed trade immediately to the CCO.

•	Do not communicate the information inside or outside the firm, other than the CCO.

•	After the CCO has reviewed the issue, the firm will determine whether the information is material and nonpublic and if so, what action the firm will take.

It should be noted, that material nonpublic information does not relate only to issuers, but also to DAC’s securities recommendations and client securities holdings and transactions, as well as nonpublic information of other advisory firms, broker-dealers, other financial service firms, law firms, etc.

DAC Code of Ethics	Effective February 1, 2017

C.	Gifts and Entertainment

Giving, receiving or soliciting gifts in a business setting may give rise to an appearance of impropriety or may raise a potential conflict of interest. DAC has adopted the policies set forth below to guide supervised persons in this area.

General Policy

To avoid the appearance or the creation of a conflict of interest, employees should not accept gifts or favors that might influence the decisions you or the recipient must make in business transactions involving DAC, or that others might reasonably believe would influence those decisions. Modest gifts and tokens that others would not regard as improper may be accepted on an occasional basis. Customary business meals or entertainment of a non-lavish nature is permissible.

Entertainment includes events such as theater, sporting events, dinner events, etc., provided to clients, or provided to or received from similar business relationships with the firm, such as Brokers or other vendors. For the entertainment to be “bona fide” entertainment, the employee must accompany the person or representative of the entity that does business with DAC.

However, where there is a law, rule or client instruction that applies to the conduct of a particular business for the acceptance of gifts or entertainment, even if it is of a nominal value, the law, rule or client instruction must be followed. For example, DAC employees are prohibited from paying for meals and/or entertainment for any Goldman Sachs employees. Please direct any questions to the CCO regarding whether a client has any regulatory or internal gifts or entertainment restrictions.

Reporting Requirements

All gifts and entertainment must be reported in Financial Tracking. Gifts may be accepted without preclearance authorization if the gift is from any one person or entity where the value is $100 or less on an annual basis. For gifts and entertainment greater than $100, preclearance authorization is required by the CCO or designee through Financial Tracking.

D.	Protecting the Confidentiality of Client Information

Information concerning the identity of the firm’s clients, as well as the information about the clients’ account, the allocation of assets, the composition of investments in any client portfolio, information related to transactions contemplated and/or entered into on behalf of the client, advice provided by DAC to the client, among other things, is confidential. Therefore, it is imperative for all employees to protect both current and former clients’ information. To ensure clients’ information is protected, employees are prohibited from disclosing client information to any person or entity outside of DAC except to effectuate transactions on behalf of the client or unless the client has provided explicit written consent. If you have any questions about when client information can be disclosed, please consult with the CCO. (The firm’s complete Privacy Policy can be found in DAC’s Policies and Procedures Manual.)

DAC Code of Ethics	Effective February 1, 2017

E.	Political Contributions

The use of funds or assets of DAC for any unlawful purpose (such as for the purpose of obtaining or retaining contracts with government entities) is prohibited. This prohibition includes any contribution to any public official, political candidate or political entity, except as permitted by law. It is the policy of DAC to conduct its business in accordance with the applicable federal, state and local laws and regulations. Therefore no payment (cash or otherwise) can be made directly or indirectly to any government employee, official or representative of any governmental agency or candidate for the purpose of including any act, omission or decision. DAC’s Political Contributions Policy can be found in DAC’s Policies and Procedures Manual.

F.	Outside Business Activities

To address any possible potential conflict of interest, all employees must seek approval of the CCO through Financial Tracking prior to engaging in any activities outside the scope of their employment with DAC that are either investment related or involve some form of financial benefit. Activities that may pose an actual or potential conflict of interest with our clients generally will be prohibited, such as participating on the Board of Directors of a publically traded company, service for non-profit organizations where the employee is involved in investment decisions or activity, entering into a business relationships with clients or acting as a trustee for clients, client’s family members or employees of DAC. Other activities that are not investment related or involving a form of a financial benefit will generally will be approved.

G.	Certifications

Initial Certification

All supervised persons will be provided a copy of the Code and must certify in writing to the CCO (through Financial Tracking) that they have: (1) received a copy of the Code; (2) read and understand all provisions of the Code; (3) agreed to abide by the Code; and (4) reported all accounts and their holdings as required by the Code.

Acknowledgement of Amendments

The CCO is responsible to provide all supervised persons any amendments to the Code. And all supervised persons must certify in writing to the CCO (through Financial Tacking) that they have (1) received a copy of the amendment; (2) read and understood the amendment; and (3) agreed to abide by the Code as amended.

Annual Certification

All supervised persons must annually certify in writing to the CCO (through Financial Tracking) that they have (1) read and understood all provisions of the Code; (2) complied with all requirements of the Code; and (3) submitted all holdings and transactions reports as required by the Code.

DAC Code of Ethics	Effective February 1, 2017

Recordkeeping

DAC will maintain the following records in a readily accessible place:

•	A copy of each Code that has been in effect at any time during the past five years;

•	A record of any violation of the Code and any action taken as a result of such violation for five years from the end of the fiscal year in which the violation occurred;

•	A record of all written acknowledgements of receipt of the Code and amendments for each person who currently, or within the past five years, was a supervised person;

•	Holdings and Transactions reports made pursuant to the Code, including any brokerage confirmations and account statements made in lieu of these reports;

•	A list of the names of persons who currently are, or within the past five years were, access persons; and

•	A record for any decisions and supporting reasons for approving the acquisitions of securities by access persons in limited offerings for at least five years after the end of the fiscal year in which approval was granted.

H.	Reporting of Violations and Sanctions

This Code cannot be effective without the cooperation and diligence of DAC’s employees and officers. Therefore, supervised persons are instructed to promptly report any violations of the Code to the CCO or other DAC officer.

Supervised persons are expected to speak with the CCO or an officer about observed illegal or unethical behavior or any behavior or activity that may be in violation of the Code. Such violations may include, but are not limited to, noncompliance with applicable laws, rules and regulations; fraud or illegal acts involving any aspect of the firm’s business; material misstatement in regulatory filings, internal books and records, client records or reports; activity that is harmful to clients; and deviations from required controls and procedures that safeguard clients and the firm.

As such, any report made will be treated confidentially and shall be investigated promptly as required by the circumstances. Once the investigation has been concluded, a report will be made to DAC’s executive management team. The executive management team will consider the report and shall determine what sanctions, if any, shall be imposed. Possible sanctions may include reprimands, suspension, or termination of employment with DAC. No supervised person reporting a suspected violation of the Code by others will be subject to retaliation because of a good faith report.